September 6, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, DC 20549

Attention: Mr. John P. Nolan

Re:	Ameris Bancorp
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 13, 2007
Forms 10-Q for Fiscal Quarters Ended March 31, 2007 and June 30, 2007
File No. 001-13901

Ladies and Gentlemen:

Ameris Bancorp, a Georgia corporation (the “Company”), hereby transmits for filing the Company’s responses to comments of the Staff contained in the letter from John P. Nolan to the undersigned dated August 24, 2007. For the Staff’s convenience, the numbered paragraphs below correspond to the paragraph numbers in the Staff’s August 24, 2007 letter.

Form 10-K, filed March 13, 2007

Results of Operations, page 30

Allowance and Provision for Loan Losses, page 34

1. The Company will amend Item 9A of the Form 10-K as requested. A proposed amendment will be reviewed with the Staff before filing.

2. The Company intends to file an amended Form 10-K to revise the tabular presentation of the allocation of the allowance for loan losses as soon as practicable after the Company has reviewed proposed amendments with the Staff. The Company anticipates requiring approximately 10 business days to conclude the preparation of the amended Form 10-K and to review the amendments with the Staff before filing.

Any comments or questions regarding the Annual Report or this letter should be directed to the undersigned at telephone (229) 890-1111 or facsimile (229) 890-2235.

Securities and Exchange Commission

September 6, 2007

Sincerely,

/s/ Edwin W. Hortman, Jr.

Edwin W. Hortman, Jr.

President & CEO